SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Ditech Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25500T108

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25500T108	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 26,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 26,000[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 699,482[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,000[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 699,482[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,482[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 26,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 699,482 shares of Common Stock held by its investment advisory clients, which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

3

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 50,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,185[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,185[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley and Co. Inc. has shared voting and dispositive power over 20,185 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 26,000[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 769,667[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,000[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 769,667[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,667[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 26,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 699,482 shares of Common Stock held by its investment advisory clients, which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. B. Riley and Co. Inc. has sole voting and dispositive power over 50,000 shares of Common Stock. Although Mr. Riley is the Chairman and controlling shareholder of B. Riley and Co. Inc., Mr. Riley disclaims beneficial ownership of these shares. B. Riley and Co. Inc. has shared voting and dispositive power over 20,185 shares of Common Stock.

Based on 33,200,275 shares of common stock of Ditech Networks, Inc. (the “Issuer”) outstanding at July 3, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007 filed with the Securities and Exchange Commission on July 16, 2007.

CUSIP No. 25500T108	13D	Page 6

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following information:

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions. On September 28, 2007, the Master Fund tendered 1,948,439 shares, investment advisory clients of RIM tendered 655,691 shares and an account indirectly affiliated with BRC tendered 120,000 shares, in each case with respect to the Issuer’s tender offer. On October 1, 2007, the Issuer announced that based on its preliminary tabulation, all shares tendered in its tender offer were accepted at a price of $5.50. The following are other transactions effected by the Reporting Persons in Common Stock that have taken place since its last Schedule 13D filing.

Item 5(e) as previously filed is amended to add the following information:

(e)

The Reporting Persons ceased to be the beneficial owner of more than 5% of the class of securities on the date that its shares were effectively tendered.

CUSIP No. 25500T108	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2007

Riley Investment Partners Master Fund, L.P.

By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley and Co. Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT B

Master	Trans Code	Quantity	Price	Trade Date
	SL	700,000	5.23	8/13/2007
	BY	102,799	5.15	8/14/2007
	BY	13,335	5.15	8/16/2007
	BY	7,310	5.1	8/17/2007
	BY	10,400	5.1	8/20/2007
	BY	11,671	5.1	8/24/2007
	SL	2,000	5.33	9/27/2007
	BY	25,000	5.27	9/28/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	14,685	5.15	8/14/2007
	BY	14,685	5.15	8/14/2007
	BY	996	5.15	8/16/2007
	BY	1,469	5.15	8/16/2007
	BY	543	5.1	8/17/2007
	BY	1,313	5.1	8/17/2007
	BY	866	5.1	8/24/2007
	BY	2,097	5.1	8/24/2007
	BY	700,000	5.23	8/13/2007
	SL	518	5.33	9/28/2007

B. Riley	Trans Code	Quantity	Price	Trade Date
	BY	14,685	5.15	8/14/2007
	BY	26,600	5.0083	9/7/2007
	BY	48,400	4.9765	9/10/2007